Velocity Clearing, LLC
**Statement of Financial Condition and
Report of Independent Registered Public
Accounting Firm
December 31, 2024**

*Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of
1934 as a Public Document.*

Velocity Clearing, LLC
TABLE OF CONTENTS

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement ofcomprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

.

OATH OR AFFIRMATION

I, Frank W. Bracero, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Velocity Clearing, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Frank W. Bracero
Name

Chief Financial Officer
Title

Subscribed and sworn
to before me

________________________ 03/03/25

ANDREW E. HURNI
ATTORNEY AT LAW
STATE OF NEW JERSEY

Velocity Clearing, LLC
Index

.



Tel: 212-885-8000	**BDO**	
Fax: 212-697-1299	200 Park Avenue	
www.bdo.com	New York, NY 10166	
	USA	

Report of Independent Registered Public Accounting Firm

To the Member and the Managers of
Velocity Clearing LLC
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Velocity Clearing, LLC (the "Broker-Dealer") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Broker-Dealer's auditor since 2024.

BdoUsa PC

New York, New York
March 3, 2025

Velocity Clearing, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	26,200,554
Cash segregated in compliance with federal and other regulations		24,905,132
Securities borrowed		548,922,947
Receivables from customers		248,693,107
Securities owned, at fair value		214,005,050
Securities purchased under agreement to resell (including accrued interest)		100,013,333
Receivables from brokers, dealers and clearing organizations		38,174,641
Securities borrowed interest receivable		10,335,457
Other assets		13,802,236
Total assets	$	1,225,052,457

Liabilities and Members' Equity

Liabilities

Securities loaned	$	634,102,234
Payables to customers		325,628,584
Securities sold under agreement to repurchase (including accrued interest)		100,012,750
Securities loaned interest payable		9,230,872
Payables to non-customers		5,948,345
Payables to brokers, dealers and clearing organizations		5,449,022
Accounts payable		5,345,321
Accrued expenses and other liabilities		16,381,548
Total liabilities		**1,102,098,676**
Members' equity		122,953,781
Total liabilities and member's equity	$	1,225,052,457

The accompanying notes are an integral part of the financial statement.

Velocity Clearing, LLC
Notes to Statement of Financial Condition
December 31, 2024

Note 1 – Organization

Velocity Clearing, LLC (the "Company") is a wholly owned subsidiary of VCT Holdings LLC ("VCT"), which is ultimately wholly owned by Nexus Clearing, LLC ("Nexus"). The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and the various securities exchanges in which it maintains membership. The Company has clearing memberships with principal stock exchanges in the United States, including NYSE, CBOE, NASDAQ BX and NASDAQ PHLX LLC, among others. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

The Company's principal business activities include securities borrow and securities loan activities and acting as a provider for companies to borrow specific securities. On August 22, 2019, the Company began to refer customers on a fully disclosed basis with a clearing broker-dealer for equity securities. The Company began accepting client collateral and clearing equities for certain customers and brokers with proprietary accounts on a direct basis in January 2020.

Note 2 – Summary of Significant Accounting Policies

Basis Of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's functional base currency is the U.S. Dollar, and no transactions are conducted in other currencies.

Recent Accounting Pronouncement
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this accounting standard refer to footnote 14.

Use Of Estimates
Management makes estimates and assumptions that affect the reported amounts in the financial statements and accompanying footnotes. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ significantly from those estimates and differences may be material.

Cash
The Company considers all highly liquid investments with original maturity dates of 90 days or less that are not segregated and deposited for regulatory purposes, at the date of acquisition to be cash equivalents. The Company has cash deposits with financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. At December 31, 2024, there were no investments classified as cash equivalents.

Cash Segregated In Compliance With Federal And Other Regulations
The Company is required by its primary regulators, the SEC and FINRA, to segregate cash or qualified securities to satisfy rules regarding the protection of client assets pursuant to the exclusive benefit of customers under the Securities Exchange Act of 1934 section 240.15c3-3 *"Customer protection – reserves and custody of securities"* (*"SEC Rule 15c3- 3"*).

The following table provides a reconciliation of cash and cash segregated reported within the Statements of Financial Condition with the total of such amounts presented in the Statements of Cash Flows.

Cash	$	26,200,554
Cash segregated under federal and other regulations		24,905,132
Total cash and segregated cash at end of the year	$	51,105,686

Receivables From/Payables To Brokers Or Dealers And Clearing Organizations
Receivables from/Payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the Statement of Financial Condition. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. The Company's exposure is limited to the unsettled amounts owed to the Company. The Company continually reviews the credit quality of its counterparties.

Receivables From Customers/Payables To Customers
Receivable from customers and Payable to customers include balances arising from customer cash and margin transactions. Securities owned by customers are held as collateral for receivables. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process to understand investing objectives and monitors daily customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Securities Borrowed, Securities Loaned, Securities Received As Collateral, And Obligation to Return Securities Received As Collateral
Securities borrowed and Securities loaned result from transactions with other financial institutions ("counterparties") and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received, respectively. At December 31, 2024, the Company had accepted collateral that is permitted by contract to sell or repledge, mostly including exchange listed equities, U.S. treasury securities, and U.S. corporate bonds. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions. Securities Received as Collateral and Obligation to Return Securities Received as Collateral are recorded at the fair value of the underlying securities collateral . At December 31, 2024, the Company had not received any securities as collateral and had no obligations to return securities received as collateral.

Securities Purchased Under Agreements To Resell And Securities Sold Under Agreements To Repurchase
Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured financing. Resale agreements and repurchase agreements generally are collateralized by U.S. government obligations which are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily, and additional collateral is obtained or refunded as appropriate. Resale agreements are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter. The Company applies

the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for resale agreements. The Company has established policies and procedures for mitigating credit risk on resale agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with resale agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

Securities Owned And Securities Sold, Not Yet Purchased
Securities owned and Securities sold, not yet purchased consist of obligations of U.S. treasury bills stated at fair value. Purchases and sales of proprietary securities settle on a regular way basis and are recorded on a trade-date basis.

Other Assets
Other assets primarily consist of client billing receivables, deposits and our ownership interest in DTCC. DTCC is the holding company for NSCC and FICC, all of which a registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. In the ordinary course of business, the Company will consider various risk and economic factors to determine that if an allowance is required. At December 31, 2024, there was no allowance recorded.

Securities Received From Customers And Non-Customers
Securities received from customers and non-customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they contractually may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Property And Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. At December 31, 2024, property and equipment, net, amounts to $380,961 and is included in the Statement of Financial Condition in Other Assets.

Accounts Payable
The balances reported in Accounts payable in the Statement of Financial Condition predominantly consists of amounts owed to various vendors for securities related activities. These amounts owed are less than 60 days outstanding.

Accrued Expenses And Other Liabilities
The balances reported in Accrued expenses and other liabilities predominantly consists of accrued compensation and lease liability.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements as the Company is an limited Liability Company ("LLC") as such is treated as a partnership for tax purposes and as a result, the individual partners are responsible for taxes on their share of the Company's taxable income. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. The Company files U.S. Federal and various state and local income tax returns.

The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Company files income tax returns.

The Company is subject to U.S. Federal and State examinations by tax authorities since inception. The Company has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2024 in its major jurisdictions, and has analyzed whether there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions to be where the Company's results of operations are domiciled and believes no reserves for uncertain tax positions were required to have been recorded for the year ended December 31, 2024. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Furthermore, upon audit by a taxing authority, the Company and/or its individual partners may be liable for additional taxes. The open tax years under potential examination vary by jurisdiction. Any recognition of tax liability and related interest and penalties, if any, related to uncertain tax positions are recorded as income tax expense in the statement of operations. As of December 31, 2024, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

Safe Harbor 401K Plan

The Company currently has a Safe Harbor 401K matching plan. The matching contribution equals 100% on the first 4% of participant's compensation which is deferred as an elective deferral.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 3 – Regulatory Requirements

Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2024, the Company had net capital, as defined, of $104,031,605 which was $95,126,372 in excess of its required net capital of $8,905,233. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association and is required to maintain "adjusted net capital", as these terms are defined in Rule 15c3-1.

Cash Segregated Under Regulations
As a registered broker-dealer, the Company is subject to the SEC Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers.

As of December 31, 2024, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $178,626,846 in this account. The Company had segregated assets of $222,517,689 consisting of cash in a demand account with a value of $24,902,434 and qualified US treasuries with a value of $197,615,255 as of December 31, 2024. On January 2, 2025, a qualified US treasury matured for $15,000,000 in cash. On January 2, 2025, there was a cash withdrawal of $37,000,000 as a result of the computation.

As of December 31, 2024, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB") and was required to maintain a balance of $5,649,924 in this account. The Company had segregated assets of $6,463,542 consisting of cash in a demand account with a value of $2,697 and qualified US treasuries with a value of $6,460,845 as of December 31, 2024. There were no required movements as a result of this computation.

Note 4 – Leases

The Company has obligations as a lessee for office spaces with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases do not contain renewal options. The weighted average remaining life of the lease term for these leases was .25 years as of December 31, 2024.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As most of our leases do not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a weighted average discount rate of 5.00% in determining the lease liability as of December 31, 2024.

The Company made a policy election to exclude the recognition requirements of ASC 842 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the Statement of Operations on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties. There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2024.

The cash paid for amounts included in the measurement of operating lease liabilities for year ended December 31, 2024, was $27,641. The right-of-use asset amounted to $21,976 and is included within Other Assets in the Statement of Financial Condition.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized within Accrued expenses and other liabilities in the Statement of Financial Condition as of December 31, 2024 is shown below:

2025	$ 21,976
Total future minimum lease payments (undiscounted)	21,976
Discounting effect on cash flows	(4,439)
Lease liability (discounted)	$ 17,537

Note 5 - Fair Value Measurements

The Company utilizes various methods to measure the fair value of investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement dates. The three level of inputs are:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2024.

	Level 1	Level 2	Level 3	Total assets measured at fair value
Securities owned, at fair value	$ 214,005,050	$ -	$ -	$ 214,005,050
	$ 214,005,050	$ -	$ -	$ 214,005,050

Securities owned at fair value consist of US Treasury T-bills, which are valued at quoted market prices. Accordingly, these securities are categorized in level 1 of the fair value hierarchy.

Note 6 – Line Of Credit

The Company has a secured financing arrangement with the Bank of Montreal ("BMO") that permits the Company to borrow an amount up to $10,000,000, bearing interest at BMO's defined overnight base rate plus 125bps annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. The loans have no defined maturity for this arrangement and can be repaid on a demand basis by lender. There were no

borrowings under this arrangement during the year. There was no outstanding principal balance at December 31, 2024. The Company increased its borrowing line from $5,000,000 to $10,000,000 effective February 8, 2024.

Note 7 – Related Party Transaction

The Company engages in various securities transactions with its affiliates Velocity Capital, LLC ("Capital") which is ultimately owned by Nexus.

At December 31, 2024, assets and liabilities with its affiliates consists of:

Assets		
Securities borrowed	$	16,907,305
Securities borrowed interest receivable		86,819
Total assets	$	16,994,124
Liabilities		
Securities loaned	$	494,900
Securities loaned interest payable		251,322
Accrued expenses and other liabilities		193,511
Total liabilities	$	939,733

The Company extended a $15,000,000 unsecured line of credit agreement with Capital bearing an interest rate of current month Fed Funds on date when funds are borrowed. This line was not drawn upon during 2024. There was no credit line fee for this arrangement. This credit agreement was terminated by the Company on May 25, 2024.

As of December 31, 2024, Capital has a trading account with the Company with a credit balance of $1,443,487.

The Company has recorded receivables from principals of $292,967, payables to principals of $298,450 and a net payable to Tor Brokerage, LLC, an affiliate, of $26,117 recorded in Payables to non-customers in the Statement of Financial Condition at December 31, 2024.

Note 8 – Collateralized Agreements

At December 31, 2024, the resell agreements and repurchase agreements are collateralized by U.S. treasury securities. All of the securities obtained by the Company under resale agreements have been transferred to others in connection with the Company's financing activities. At December 31, 2024, included in Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net on the Statement of Financial Condition are accrued interest of $0.

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

In accordance with applicable accounting guidance, there were no eligible items for netting. All securities borrowed and securities loaned transactions were executed on an overnight or open basis, with rights to terminate by either counterparty. At December 31, 2024, the underlying collateral for securities borrowed and securities lending transactions were US denominated equities.

At December 31, 2024, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Fair value of collateral related to securities borrowed transactions	$	504,960,942
Fair value of collateral related to securities purchased under agreement to resell		100,015,650
Total	$	604,976,592

At December 31, 2024, the approximate fair values of the portion of collateral received that were sold or repledged by the Company were:

Fair value of collateral related to securities loaned transactions	$	575,200,948
Fair value of collateral related to securities sold under agreement to repurchase		100,015,650
Total	$	675,216,598

Note 9 – Receivables From/Payables To Brokers Or Dealers And Clearing Organizations

At December 31, 2024, amounts Receivable from and Payable to brokers, dealers, and clearing organizations consisted of the following:

Deposits and margin with brokers and dealers, and clearing organizations	$	38,121,108
Securities failed to deliver		53,533
Total	$	38,174,641
Payable to clearing organizations	$	3,702,468
Securities failed to receive		1,746,554
Total	$	5,449,022

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. All unsettled securities transactions existing at December 31, 2024 were settled without a material effect on the Company's Statement of Financial Condition. Cash deposits and cash margin with clearing organizations includes approximately $1,000 with the FICC, $21,482 with the NSCC, $424 with the DTC, $12,785 with the OCC, $1,006 with Bank of New York, $1,035 with Pershing James, $387 with Goldman Sachs and Co. and $2 with NFA.

Note 10 – Receivable From/ Payable To Customers

Amounts receivable from and payable to customers include the contractual value of customer securities that have not been delivered or received on or after settlement date. In addition, accounts receivable from and payable to customers include amounts due on cash and cash margin transactions. Securities owned by customers are held as collateral for receivables.

	Customers		
	Receivable		Payable
Settled Cash	$ 248,143,935		$ 325,628,584
Securities failed-to-deliver / receive	549,172		0
Total	$ 248,693,107		$ 325,628,584

Note 11 – Risks And Uncertainties

Credit Risk And Financial Instruments With Off Balance Sheet Risk
In the normal course of business, the Company executes and settles securities financing activities with securities lending counterparties. These securities transactions are on a cash and non-cash basis performed under a master securities lending agreement. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing fair value prices. The Company may from time to time be exposed to concentrated credit risk at the industry or geographic level, potentially exposing the company to a single market or political event or correlated set of events. To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the Company's maximum amount of loss due to credit risk for its securities lending business.

The Company's exposure to credit risk associated with the nonperformance of these securities lending counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the securities lending counterparties to satisfy their obligations to the Company.

Customer Activities
The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers which is collateralized by cash and/or securities in a customer account. In connection with these activities, the Company executes and clears customer transactions involving securities sold, not yet purchased. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily, pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance-sheet risk in the event the collateral is not sufficient to cover losses which customers may occur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices inorder to fulfill the customer's obligations.

Credit Risk
On January 1, 2020, the Company adopted ASU 2016-13, *Financial Instruments – Measurement of Credit Losses on Financial instruments*, which modified the impairment model for measuring current expected credit losses (CECL) for financial assets and certain off-balance sheet items, including securities borrowed transactions, receivables from broker dealers and clearing organizations and receivables from customers. The model includes an allowance account established to record estimated lifetime expected credit loss, which is deducted from the amortized cost basis of the financial asset. The standard requires credit losses and credit loss estimates within the allowance account to be recognized on a timely basis, and to be based on historical information, current information, and reasonable and supportable forecasts of future events.

The ASU provides elective treatment for financial assets that are eligible for collateral maintenance practical expedient. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Determination of eligibility of financial assets for the collateral maintenance expedient requires consideration of credit quality of the assets, and the related need for an allowance for credit losses based on several factors including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand.

The Company evaluated the ASU guidelines and determined its Receivables from customers and Securities borrowed transactions to meet the eligibility requirements for the elective practical expedient. The Company also deemed the credit risk of organizations with which it entered clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and establishment of a reserve account for CECL to be unnecessary.

The Company elected to apply the practical expedient to margin loans and the accrued interest on these loans based on the terms of margin agreements with customers. Margin levels are monitored daily and contract terms require the customer to deposit additional collateral or reduce positions, when necessary, pursuant to the ASU guidelines. In connection with the customer's continuing ability to meet additional collateral requests, contract terms limited the Company's exposure to the current cost to replace all contracts in which the company has a gain.

Securities borrowed transactions met the practical expedient requirement based on collateral terms within contracts with counterparties. Inherent in the activity, the Company and its counterparties to securities borrowed and loaned transactions mark to market the collateral, securing these transactions on a daily basis through DTC. The counterparty continually replenishes the collateral securing the transaction in accordance with standard industry practice. Based on the above factors, there is no material expected credit loss needed as of December 31, 2024.

These transactions that govern Securities borrowed rebate receivables and Securities loaned rebate payables are monitored and reconciled on a daily basis with its counterparties. These rebate receivables and payables are settled on a monthly basis with counterparts through DTC and typically settle within 30 days after being accrued. Any rebate discrepancies with counterparts are investigated and resolved before settlement is made. Based on the above factors, there is no material expected credit loss needed as of December 31, 2024.

Securities borrowed transactions met the practical expedient requirement based on collateral terms within contracts with counterparties. The Company maintains collateral from counterparties and continuously monitors the value of the securities posted as collateral and obtains additional collateral pursuant to contractual provisions to ensure the cash held by the counterparty is fully collateralized. The Company exchanges collateral daily with counterparties through a central clearing organization.

Operational Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global

environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

· Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions.

· Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

· Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

· Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors and regulators is free of material errors.

Additional Risks

Securities Borrowed and Securities Loaned Activities

Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to Securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Interest on such transactions is accrued and reported as securities borrowed interest receivables and securities loaned interest payables. The market value of securities borrowed, and securities loaned are monitored, with additional collateral obtained or returned to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables and securities loaned, respectively. The Company has established policies and procedures for mitigating credit risk on securities borrowed and securities loaned transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited or returned with the Company as permitted under contractual provisions. In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

Receivables from and Payables to Customers and Non-Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to margin transactions and cash deposits, which are reported net by customer as Receivable from and Payable to customers in the Statement of Financial Condition. Non-customer receivables and payables represent amounts due from/to non-customers, primarily related to margin transactions and cash deposits, which are reported net by non-customer as Receivable from and Payable to non-customers in the Statement of Financial Condition. In consideration of the historical loss-rate of a singular customer account since inception for this asset class, while considering other current and future economic conditions the Company has generally assessed the risk of default from its customers and non-customers to be minimal, however a specific allowance for credit losses may be established for certain customers with unsecured

debits depending on the circumstances. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve. At December 31, 2024, the Company reviewed its receivables from customers for credit losses and no provision was required.

Receivables from and Payables to Broker-Dealers and Clearing Organizations
The Company's receivables from/payables to broker and dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, securities failed to receive, accrued interest receivables/payables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and an unaffiliated broker-dealer for certain business. This settlement activity is settled daily between the clearing organization and unaffiliated clearing broker-dealer and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company maintains awareness of the creditworthiness of the clearing organizations and brokers and dealers.

Receivables from locate and introducing services
The Company's revenues primarily consist of fees earned from revenue transactions. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, reasonable and supportable forecasts. The Company does not have an allowance for credit loss recorded as of December 31, 2024.

Litigation
The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2024 there were no unasserted claims or assessment that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

Note 12 –Commitments And Contingencies

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may occasionally indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard

indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

In the ordinary course of business, from time to time the Company is subject to litigations and arbitrations. As of December 31, 2024 the Company is not involved in any significant litigations or arbitrations.

Note 13 – Segment Reporting

The Company operates in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, securities lending, clearance and execution businesses. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvestment of profits to expense services or pay capital withdrawals. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because management manages the business activities using information of the Company as a whole.

Due to the Company operating as a single reportable segment, refer to the primary financial statements for segment revenue and significant expense for the year end December 31, 2024. The Company has no single client where it derives a significant portion of its revenues in 2024.

Due to the Company operating as a single reportable segment, refer to the primary financial statements for segment assets for the year ended December 31, 2024.

Note 14 – Subsequent Events

The Company made the following capital withdrawals paid to VCT of $1,300,000 on January 2, 2025, $2,300,000 on January 14, 2025, $4,000,000 on February 4, 2025 and $250,000 on February 28, 2025.

The Nexus entity has a pending sale of its 60% ownership plus VCT Holdings II, LLC has a pending sale of 15% ownership to Hanwa Life Insurance, which is awaiting approval by local US regulatory authorities, FINRA and Committee on Foreign Investment in the United States and Korean local authorities.

As of the date the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2024, which require recognition or disclosure in the financial statements.

****